SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copy of the disclosure letter that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2010;

Appointment by the Audit Committee of Sycip Gorres Velayo & Company as the Company’s external auditors for 2010; and

Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

10 5

Exhibit 1

May 13, 2010

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2010.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

May 13, 2010

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2010.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL C. FURIGAY	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,082 As of April 12, 2010	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  13 May 2010

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

PLDT press release

FIRST QUARTER 2010 CONSOLIDATED NET INCOME UP 19% TO P11.4 BILLION

CORE NET INCOME UP 3% TO P10.5 BILLION

EBITDA AT P21.2 BILLION; FREE CASH FLOW 22% HIGHER AT P12.8 BILLION

CELLULAR SUBSCRIBER BASE REACHES 43.2 MILLION, UP 17%

TOTAL BROADBAND SUBSCRIBERS AT 1.85 MILLION, UP 69%

•         Consolidated net income of P11.4 billion for 1Q2010, 19% higher than the P9.6 billion net income in 1Q2009

•         Consolidated core net income for 1Q2010 at P10.5 billion, an increase of 3% from the P10.2 billion recorded in 1Q2009

•         Consolidated service revenues declined 1% year-on-year to P36.0 billion. Wireless service revenues down 1% to P23.7 billion; fixed line service revenues up 1% to P12.9 billion; and ePLDT service revenues improve 1% to P2.6 billion

•         Consolidated EBITDA lower at P21.2 billion; consolidated EBITDA margin at 59% of service revenues

•         Consolidated free cash flow was 22% higher at P12.8 billion for 1Q2010

•         Cellular subscriber base reaches 43.2 million; net subscriber additions of 1.9 million for the quarter, 10% higher year-on-year

•         Total broadband subscribers at 1.85 million, with wireless alone over 1.2 million; aggregate revenue contribution from broadband and internet services of P3.9 billion for 1Q2010, 22% higher than last year

MANILA, Philippines, 13th May 2010 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first three months of 2010 with consolidated Reported Net Income increasing by 19% to P11.4 billion, from the P9.6 billion recorded in the same period last year. Core Net Income for the first quarter of 2010, net of exceptional items, rose 3% to P10.5 billion, from P10.2 billion in the same period in 2009. This year’s results reflect higher recurring net income and a net gain from foreign exchange revaluation of our financial assets and liabilities and derivatives compared to a net loss last year.

Consolidated service revenues decreased by 1% to P36.0 billion, as the 3% growth in voice revenues was offset by the 4% decline in data and ICT revenues. Approximately 28% of consolidated service revenues are directly or indirectly linked to the US Dollar. Had the peso remained stable, service revenues for the first quarter of 2010 would have increased by 1% compared with last year.

Consolidated EBITDA was lower at P21.2 billion while EBITDA margin was at 59%, similar to the full year 2009 margin. Reflecting results of initiatives on cost control, cash operating expenses in the first quarter of the year increased by only 1% versus last year.

Consolidated free cash flow remained strong at P12.8 billion for the quarter, reflecting a 22% increase compared to the same period last year. Consolidated capital expenditures stood at P5.2 billion for the first three months of 2010, as the Group continues to improve both broadband and cellular coverage and capacity. Capex for 2010 is estimated at P28.6 billion.

Page 5 of 10
The Group’s consolidated debt balance as at the end of the first quarter 2010 was US Dollar 2.2 billion with net debt at approximately US Dollar 1.6 billion adjusted for P26.3 billion cash utilized for the common dividends paid in April 2010. Net debt to EBITDA on that basis increased to 0.9x.

Exhibit 1

The Company’s debt maturities continue to be well spread out, with more than 50% due in and after 2013. The percentage of US Dollar-denominated debt to the Group’s total debt portfolio further declined to 46%, down from 48% at the end of 2009. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 22% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Wireless: Surging ahead in Broadband

Wireless service revenues dipped 1% to P23.7 billion for the first quarter of 2010, compared with the P23.9 billion recognized last year. Excluding the impact of our satellite operations where revenues declined due to the disposal of our satellite transponders, wireless service revenues would have been flat year-on-year at P23.3 billion. Cellular subsidiary Smart Communications, Inc. (“Smart”) continues to lead the industry in terms of both revenues and subscribers.

Wireless EBITDA was lower at P14.4 billion in the first three months of 2010 and EBITDA margin accordingly decreased to 61%.

The PLDT Group’s total cellular subscriber base for the first three months of 2010 grew to 43.2 million subscribers, a 17% growth year-on-year. Smart added 1.9 million subscribers for the period, as compared with 1.7 million in 2009. Smart Buddy recorded net additions of almost 1.3 million subscribers to end the quarter with 25.5 million subscribers while Talk ‘N Text added approximately 400,000 subscribers to end the quarter with 17.4 million subscribers. Red Mobile, the brand owned by Smart subsidiary, CURE, had about 280,000 subscribers at the end of March 2010. Red Mobile was relaunched in March 2010 and positioned to meet market demand for unlimited services, particularly for “second SIM” holders. In order to support the traffic requirements for unlimited voice and text without degrading the service quality of other subscribers, Smart built a secondary network that caters exclusively to Red Mobile subscribers.

Cellular voice revenues improved by 13% to P10.7 billion and now contribute 49% of total cellular service revenues from 43% for the same period last year. On the other hand, cellular data/text revenues fell 14% to P10.4 billion, despite a 24% increase in text volumes, as they remain under pressure from the proliferation of lower yield offerings, multiple-SIM ownership and regulator-mandated load validity extensions. For the first time since the first quarter of 2005, cellular voice revenues were higher than cellular data/text revenues.

On the broadband front, SmartBro, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc. (“SBI”) - continued to expand as its wireless broadband subscriber base grew to 1.2 million at the end of the first quarter of 2010, close to 770,000 of whom were on SmartBro’s prepaid service. Wireless broadband revenues continued to grow strongly, up 23% to P1.6 billion, compared with the P1.3 billion recorded in the first quarter of 2009. Wireless broadband revenues now make up 7% of wireless service revenues.

“With the cellular market maturing, we are more determined than ever to continue developing broadband as our growth sector – accordingly, the bulk of our investments will be made in this space, be it infrastructure, platforms, access devices or content,” stated Orlando B. Vea, Chief Wireless Adviser of Smart.

“Despite a maturing market, we were able to grow our subscriber base by 17% year-on-year. Text volumes continue to climb while voice minutes are increasing significantly. However, declining yields and alternative means of communication have combined to put pressure on revenues and margins. We recognize the challenges that we face in the cellular industry, and we

Exhibit 1

also know that we can meet these challenges head on, by coming up with innovative solutions and aggressively managing our costs," added Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Smart continues to invest in its cellular and multi-platform broadband networks while upgrading its existing transmission, core and access facilities. Smart’s 3G and HSPA networks now cover 50% and 44% of the country’s population, respectively.

PLDT Fixed Line: Rising from new foundations

Fixed line service revenues increased by 1% to P12.9 billion in the first quarter of 2010 from P12.8 billion in 2009 as the 13% increase in data revenues, both from corporate data and residential DSL services, was somewhat attenuated by declines in other segments of the business. Despite an increase in the number of postpaid billed lines, revenues from our local exchange or LEC services were flat as a result of LEC voice revenues being re-allocated to bundled voice and data services. National long distance revenues decreased with the decline in call volumes, while international long distance revenues continued to weaken due to the shifting of traffic to cellular and other means of communications, as well as due to the impact of the peso appreciation vis-à-vis the US Dollar. Data service revenues contributed 45% of the fixed line’s service revenues as compared with 40% in the same period last year.

The Fixed line business continues to pursue initiatives aimed at tapping new markets and generating new and higher ARPUs. These were enabled by leveraging both the fixed and wireless networks and creating new products for different market segments.

PLDT DSL continued its strong performance as broadband subscribers grew by 30,000 to 590,000 at the end of March 2010 from 560,000 at the end of 2009. PLDT DSL generated P2.0 billion in revenues in 2010, up 24% from P1.6 billion in the same period in 2009.

Fixed line EBITDA margin was lower at 49% for the first quarter of 2010, in line with the full year 2009 margin, but lower as compared with 52% in the same period last year. The decline was the result of higher cash operating expenses, mainly relating to maintenance, professional and other contracted services, and rent.

"We are pleased by the sustained resilience of the Fixed line business as it builds on the continued strength of corporate data and broadband revenues," declared Nazareno.

ePLDT: Rebuilding the Base

ePLDT, the Group’s information and communications technology arm, reported service revenues of P2.6 billion in the first quarter of 2010, an increase of 1% from the same period in 2009. ePLDT’s EBITDA increased by 82% to P369 million in 2010 as compared with P203 million in 2009, mainly due to a 1% increase in service revenues and a 7% decrease in cash operating expenses, largely due to a reduction in headcount by almost 1,000. EBITDA margin at 14% was higher than the 8% recorded in the same period in 2009 and the 12% margin for 2009. ePLDT’s revenues account for 7% of PLDT’s consolidated revenues.

ePLDT recently reorganized its businesses to create better focus and maximize scale. ePLDT Ventus, which handles customer interaction services (more commonly known as “call center”) and SPi Technologies, Inc., the knowledge processing arm (also known as business process outsourcing or “BPO”) have combined their operations and will be known as SPi Global Solutions, Inc. while Vitro Data Center and internet and on-line gaming operations will remain housed under ePLDT.

Page 7 of 10

Exhibit 1

“I am pleased to announce the appointment of Maulik Parekh and Beth Liu as President and CEO of SPi Global Solutions and ePLDT, respectively. We believe that both Maulik and Beth have the experience and credentials - Maulik was the GM for Asia of Teletech while Beth was the Country Managing Director for Accenture Philippines – to lead SPi Global and ePLDT to the next level,” stated Nazareno.

Meralco: Improving Prospects

Our first quarter financial results reflect the equity accounting of our 20% share in Meralco’s earnings.

Meralco’s consolidated Reported Net Income for the first quarter of 2010 increased to 2.01 billion, 127% higher than the 884 million realized for the same period in 2009 while its Consolidated Core Net Income, which excludes one-time, exceptional charges, stood at 1.98 billion, which was 135% better than the Core Net Income in 2009 of 843 million. The improvement is attributable mainly to a slightly higher volume of energy sold and to an adjustment in distribution rates, which took effect in May 2009.

Meralco’s consolidated revenues, in which electricity accounts for approximately 98% of the total, increased by 34% to 61.1 billion largely due to higher energy sales, an increase in customer count and higher average pass-through costs.

Total cost and expenses amounted to 58.1 billion in the first three months of 2010, 32% higher compared with 44.2 billion for the same period in 2009 with cost of purchased power accounting for 89% of total costs and expenses in 2010.

On May 7, 2010, Piltel formally secured approval from its stockholders to transfer 154.2 million of its shares in Meralco and subscribe to a 50% equity share in Beacon Electric Holdings, Inc. (“Beacon Electric”) which is co-owned with Metro Pacific Investments Corporation (“MPIC”). Piltel continues to directly own approximately 68.8 million shares in Meralco.

Conclusion

“When we presented our financial results for 2009 last March, I indicated then that 2010 would be somewhat of a bridge year for the Group. Capital investments would remain on the high side at 28.6 billion as we further expand and improve our infrastructure and platforms, both operationally and strategically. We will continue to deal with the challenges ahead of us in typical PLDT fashion – with a spirit grounded in innovation, a discipline towards cost, a selective eye for growth opportunities and always with the goal of improving shareholder value,” concluded Manuel V. Pangilinan, PLDT Chairman.

####

Exhibit 1

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 2

May 13, 2010

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

May 13, 2010

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,082 As of April 12, 2010	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  May 13, 2010

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 2

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on May 13, 2010:

1. The Board noted and confirmed the appointment of Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2010 by the Audit Committee in its meeting held on May 3, 2010; and

2. The Board declared a cash dividend in the total amount of P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2010, payable on June 15, 2010 to the holder of record on May 27, 2010.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2009, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

May 13, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 13, 2010